[DECHERT LETTERHEAD]

July 2, 2014

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company
File Nos. 002-71299 and 811-3153

Dear Sir or Madam:

Transmitted herewith for filing on behalf of Russell Investment Company (the “Trust”), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy of Post-Effective Amendment No. 200 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment contains a prospectus and statement of additional information relating to the Select U.S. Equity Fund and Select International Equity Fund, each a new series of the Trust.

Pursuant to Rule 485(b), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective immediately upon filing. No fees are required in connection with this filing.

The undersigned hereby represents that the Amendment meets all of the requirements for effectiveness pursuant to Rule 485(b) under the 1933 Act. Please contact me at (617) 728-7139 or John V. O’Hanlon at (617) 728-7111 with any comments or questions concerning this Amendment. Thank you in advance for your consideration.

Very truly yours,

/s/ Leah Schubert
Leah Schubert

cc:	John V. O’Hanlon, Esq.
Mary Beth Rhoden Albaneze, Esq.